BKV Corporation

1200 17th Street, Suite 2100

Denver, CO 80202

December 22, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief
Karina Dorin, Staff Attorney
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
Sandra Wall, Petroleum Engineer

Re:	BKV Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed December 9, 2022
File No. 333-268469

To the addressees set forth above:

This letter sets forth the response of BKV Corporation (the “Company,” “we,” “our” and “us”) to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 19, 2022 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-268469, filed with the Securities and Exchange Commission on December 9, 2022 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comment and, concurrently with delivery of this letter, we are publicly filing with the Securities and Exchange Commission an Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our response refer to the page numbers of the registration statement included in Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Summary Reserve, Production and Operating Data

Estimated Reserves at SEC Pricing, page 31

1.	After consideration of your response to prior comment number 3 and further review of 2021 Activity on pages 35 to 36, the overall reconciliation of changes in proved developed and proved undeveloped reserves does not appear to account for the 19.4 Bcfe of proved undeveloped reserves converted to proved developed reserves disclosed on page 35. Please expand your narrative to identify where these converted volumes are included in the reconciliation. Refer to the requirements in Item 1203 of Regulation S-K, FASB ASC 932-235-50-5 description of proved reserves change categories, and Example 1 in FASB ASC 932-235-55-2 for an illustration.

Response: The Registration Statement has been revised as requested. Please see pages 35-36, 111-112, 196 and F-50-F-51 of Amendment No. 2.

* * *

We appreciate your attention to this matter and hope the foregoing answer is responsive to your comment. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497, Preston Bernhisel of the same firm at (214) 953-6783 or Adorys Velazquez of the same firm at (212) 408-2523.

Very truly yours,

BKV Corporation

By:	/s/ Christopher P. Kalnin
	Name:	Christopher P. Kalnin
	Title:	Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P.
Preston Bernhisel, Baker Botts L.L.P.
Adorys Velazquez, Baker Botts L.L.P.

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